Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2016	December 31, 2015
Cash and cash equivalents	399.737	286.547
Other investments (current)	1.633.142	2.140.862
Bonds and other fixed income	248.049	393.084

Liquid financial assets	2.280.928	2.820.493
Total assets	14.003.275	14.886.974

Ratio	16%	19%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2016	December 31, 2015	December 31, 2014
Total liabilities	2.590.203	3.020.918	3.704.364
Total Assets	14.003.275	14.886.974	16.510.678

Ratio	0,18	0,20	0,22

Tenaris – Current borrowings to total borrowings

Thousands of U.S. Dollars	December 31, 2016	December 31, 2015
Current Borrowings	808.694	748.295
Total Borrowings	840.236	971.516

Ratio	0,96	0,77